FP: truCrowd

*hill*house
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

THE COMPANY

1. Name of issuer: Hillhouse Coffee & Lounge LLC

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

    LLC, no board of directors

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Logan Daniel Power	Eric Clair Haberman
Title:	Owner	Owner
Dates of Service:	1/20/2020 - Present	1/20/2020 - Present
Responsibilities:	Co-manager	Co-manager
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:		

THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

Position:	No prior positions held with issuer	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	OrangeTheory Fitness	BARKER
Employer's principal business:	Fitness	Construction
Title:	Manager	Project Manager
Dates of Service:	09/2018 - 03/2020	12/2019 - 03/2020
Responsibilities:	Sales, client retention, staff audits	Project Manager, supervisor, progress communication
Employer:	East End Row	Southern AZ Urgent Care
Employer's principal business:	Fitness	Medical
Title:	Regional Manager	Director of Operations
Dates of Service:	11/2016 - 05/2018	05/2017 - 11/2019
Responsibilities:	Multiple location consistency, equipment maintenance, client retention	Compliance and operations management, logistics

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Logan Power	47.5% Membership Interest (held in % not units)	**50%**
Eric Haberman	47.5% Membership Interest (held in % not units)	**50%**

.

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Mission Statement – To consistently raise the bar of the customer experience by treating their time as a top priority. Offering made-to-order coffee beverages, we will set new expectations of taste, quality, and expediency of service.

OBJECTIVE – To raise capital for an initial brick and mortar drive thru. From this starting point, Hillhouse plans to scale nationally by building on its superior business model through disruption of competitors and value creation for customers.

Executive Summary

HillHouse Coffee is setting the direction on the future of drive-thru coffee service with its incorporation of exclusive processes into the company's operations. With the inclusion of these methods, Hillhouse has an unmatched advantage in the coffee marketplace - the speed of service coupled with top tier quality coffee beverages. . With the target of making major inroads to scale nationally, the plan that follows details the specific operations and strategies needed, to launch the first of many locations.

The Problem: In this fast paced world, saving time for the demands of our personal and professional life is more important than ever before. Waiting in a drive thru line for 10+ minutes to get your coffee has become the status quo. When the first drive thru opened in 1947, the goal was to offer a higher level of expediency and high-quality customer service. Since the adaption of the drive thru model in the coffee industry (1990), time consuming business operations and complicated menu offerings have bogged down the ability of the drive model to execute the intended goal of swift service. Coffee chains, from blue chip corporations to the mom & pop café down the street, have accepted the time required for the customer to get their drive thru coffee as an unavoidable truth.

The Solution: : Hillhouse Coffee utilizes a proprietary method of concentrated coffee extraction, allowing each hot & iced drink item to be made in under a minute. This accelerated service does not compromise the quality or taste of the coffee drink. This proprietary process involves no sneaky "pre-made" step or other debauchery to execute said offering. Through Hillhouse's application of kegerators and nitrogen, we provide customers with a great tasting, full bodied, highly caffeinated coffee drink – in the customer's hand in a fraction of the time, when compared to other coffee providers. The magnitude of Hillhouse's operational supremacy, combined with the convenience of a drive thru, will render the competition obsolete.

The marketplace is a rat race to compete on innovative ideas and services. Leaving competition behind requires a company and its activities to have an innovative configuration that is hard to copy, all while boosting margins and capturing new customers to the market. HillHouse Coffee adheres to a pragmatic, effective strategy for disrupting the competition – by offering timeless, well-known coffee beverages at a high quality that is consistently the fastest in the market. Our vision for growth is fueled by our high-quality menu items fused with the greatly reduced wait time for the customer. Building and retaining loyal customers is a key activity that HillHouse aims to acquire by offering an experience that saves the customer valuable time. We understand that the pressing matters of our customers' lives require minutes on the clock. Hillhouse will replace those wasted minutes spent waiting for coffee with a transforming, convenient experience.

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

We have found these customers to be…

- The academic student heading home who is rushing to complete a project.

- The busy plastic surgeon looking for a post op caffeine jolt.

- The parent in a hurry to pick up their children from school.

- The mid 20's working professional, looking to get back to the office fast.

Hillhouse Coffee fills the gap in America's lifestyle for the necessity of fast coffee service that does not compromise quality, taste, or service.

Customer reviews

"Super impressed with the speed and quality of coffee, even with a line of people every time!"

Cathy Edminson – Google

"The best damn nitro cold brew I have ever had!" Dr. Navarro – Instagram

"Hillhouse has quickly become one of my favorites! The staff is funny and quick!" Tori Johnson - Instagram

"The cold brew was amazing!!" Connie Nelson – Square

"The best pumpkin spice latte I've ever had" Shanie Jaloma – Instagram

"The coffee is incredible!" Susan Sellers – Instagram

Marketing plan

"Amped" located in Tucson Arizona, will be the primary provider for marketing. Beginning with ground up, scale ready marketing. "Scale ready", referring to the back-end development of the website and coding. Allowing for easier growth and algorithm modification for the app/website coders, lowering costs when growth and additions are required.

Phase 1 of our marketing demands require 3 foundational platforms…

1.) Website development

2.) Social media management

3.) Search Engine Optimization

1A. Website **-** Establishing an online presence with a website allows Hillhouse to further expand the influence of our culture and identity. Offering branded merchandise, a blog, opening communication with our customers and our menu, with pictures of our product.

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**25,000**	**$250,000**	**$230,000**

2A. Social Media - Social media further extends our proximity to the consumer. Building on the visual aspect of the brand/item offerings, as well as a platform to amass a virtual following.

3A. SEO - Search Engine Optimization makes it easy for consumers to find HillHouse on the web. Through coding and algorithm implementation, our internet presence will be easily found via search cues.

Elements of the Experience

· Employee Wardrobe **-** Employees will be provided with 2 branded polos. Each polo thereafter will be purchased by the employee. Polo will be grey or teal, with company insignia on the left chest. Polos are to be worn with grey or blue chinos/slacks and black tennis shoes.

· Atmosphere Music – Pop/jazz/dance fusion, is the genre of music to be played in the interior of the building, audible to customers as they pull up to the service window. Such artists include, but not limited to, Joey Pecoraro, Potsu and Kendall Miles.


hillhouse
coffee
THE COLD ROAST COMPANY
Hillhouse Coffee
The Future of Drive-Thru Coffee
Logan Power, Founder,
Logan@hillhousecoffee.com
Eric Haberman, Founder,
Eric@hillhousecoffee.com

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000


The Problem
drive-by
ORDER
Slow lines of drive-thru coffee shops force unpleasant double digit wait times on the customer
Antiquated coffee production methods create an operational drag
An absence of challenging the status quo in the drive-thru coffee shop market


Solution
The implementation of our innovation in a drive thru model
Our exclusive coffee production process allows the customer to receive their order in a fraction of the standard waiting time
This proprietary coffee production process renders the competition obsolete

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000



Market Size
Coffee Shop Market Cap (US)
$ billions
55
50
45
40
35
45.4
47.5
36
38.8
42
45.3
48.9
2018
2019
2020
2021
2022
2023
2024
Past Cap
Expected 8% Growth
Projected forecast of a compounded annual growth rate of 8%
Source: Technavio

Proprietary Technology
Introducing "Cold Roast". Providing you with the same amount of caffeine as espresso.
Cold Roast removes the long wait time that accompanies an espresso machine and replaces it with a revolutionary proprietary grinder, keg, and nitrogen tank brewing system.
This process produces a smooth, highly caffeinated extraction of coffee, in a fraction of the time it takes to produce espresso.

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**25,000**	**$250,000**	**$230,000**







Starbucks: Requires a complete overhaul of model/infrastructure. Too robust of a corporation to pivot.
Dutch Bros: Tries to solve the problem by incurring more labor costs.
Everyone Else: Only looking to compete. Not looking to innovate.
Competition

Go-to Market Plan

Customer Acqusition Channels





Drive thru locations: Strong brand recognition and highly differentiated customer experience

"Local Everywhere" Strategy: Partnering with local roasters in the states/cities that Hillhouse moves in to. Linking with unique populations through local community channels (Local roasters)

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**25,000**	**$250,000**	**$230,000**



Founding Team
Logan Power - Avid jazz pianist
Eric Haberman - Competition level foosball player

Why us?
Hillhouse Coffee hands the customer their favorite coffee beverage in a fraction of the time that it takes our competitors
Our revolutionary innovation of Cold Roast has massive industry disruption potential
The future of the F&B industry provides the customer with more time for their day, not less

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

Fundraising, Milestones & Goals

Raising 600K

- Seed round capital will be used for construction costs associated with our first brick and mortar drive thru.
- Over 3,500 cups of coffee sold.
- $30k in revenue developing MVP.
- Goal of scaling nationally, with hundreds of locations.



Business Model









We're a B2C model, bringing our innovation to the coffee drive-thru experience

Providing a value that NO OTHER coffee provider in the market does, unprecedented speed of service

Hillhouse focuses on creating an unmatched experience of expediency, quality and personalized service

hillhouse

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

• **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

• **It is difficult for us to accurately predict our earnings potential**. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

• **We are selling convertible notes.** The convertible notes will convert into equity securities in the event that the company: 1) sells preferred stock to outside investors where we raise at least $1 million; 2) we sell all the company's assets, merge with another company, or are taken over by another company; or 3) upon the maturity of the notes. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors. An outside investor may value the company at an amount below the $3 million valuation cap in the convertible note. The valuation cap is not an indication of the company's current value.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion. The market for mobile accessories and second screen products is intensely competitive, dynamically evolving and subject to rapid technological and innovative changes. Development of new proprietary technology or products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products on schedule, or at all, nor can we guarantee that such solutions or products will achieve market acceptance. Moreover, we cannot guarantee that errors will not be found in our new solution releases or products before or after commercial release, which could result in solution or product delivery redevelopment costs, harm to our reputation, lost sales, license terminations or renegotiations, product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

Operational risks. Supply chain matters are not entirely controllable. First, component vendors could fail to supply key inputs in a timely manner, with sufficient levels of quality, or at a scalable price. Second, manufacturers could fail to deliver finished goods in a timely manner or with sufficient levels of quality. If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

additional internal or external development costs to ensure continued performance and productions of our solutions, products and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property, components, or technology significantly increases, our expenses could increase, and our operating earnings, if any, could significantly decrease. In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

Team risks. Our core strategic team is small, consisting of two co-founders, but our key activities (e.g., R&D and operations) are presently outsourced to third parties, though closely managed. The two co-founders have developed a collegial and effective working relationship through nearly 5 years of working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all 617,284 Shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

hillhouse
coffee
THE COLD ROAST COMPANY

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

THE OFFERING

9.   What is the purpose of this offering?

To raise capital needed to construct and open doors on the first brick and mortar drive thru location. This first location will serve as a foundation, to develop a blueprint for high growth scaling.

10.   How does the issuer intend to use the proceeds of this offering?

Capital raised will be used for construction purposes for the first location. Additionally, funds will be used for equipment, software, insurance, legal costs and human capital.

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$250,000.00**
Less: Portal Success Fee of 8%	$800.00	$20,000.00
Net Proceeds	**$9,200.00**	**$230,000.00**
Use of Net Proceeds		
Architecturals	$8,000.00	$8,000.00
Reserve Account	$1,200.00	$5,550.00
Lease	$0.00	$80,000.00
Construction	$0.00	$90,000.00
Marketing	$0.00	$12,000.00
Equipment	$0.00	$15,450.00
Software	$0.00	$14,000.00
Legal	$0.00	$5,000.00
Total Use of Net Proceeds	**$9,200.00**	**$230,000.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Convertible note with the following terms:

Maturity Date: December 31st, 2022

Interest Rate: 8%

Conversion upon maturity date or triggering event is at the issuer's option.

Upon conversion, the investor has the right to choose between the following options:

- **Cap: $5,000,000**

  -OR-

- **Discount: 20%**

In the event the investor does not respond to the company's conversion announcement within 30 days with an election of which option they want, the issuer reserves the right to elect an option for them.

For full terms of security, see purchase agreement in the appendix.

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**25,000**	**$250,000**	**$230,000**

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:				
Membership Interest	100%	100%	Yes ☑ No ☐	Yes ☑ No ☐ Specify: Co-managed

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

FP: truCrowd

hill house
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



The weights for the above mentioned valuation methods are: Scorecard (32%), Check-list (32%), Venture Capital (16%), DCF- Long Term Growth (10%), and DCF with Multiples (10%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre-money **$3,008,252.**

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
David Haberman	$11,985	8%	September 1, 2023	
Richard Johnson	$8,227	5%	September 1, 2025	

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☑ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations

Proceeds are NOT required to maintain current business operations. Lifetime revenue of "Company" nearing $40,000. Before growth expenditures, profit margin near 20%. Average end of month cash reserve is $1500-$2000. Upcoming 3rd quarter asset liquidation will net company $8000. Historical cash flows are NOT representative of future projections, as the minimum viable product has been tested and confirmed through a mobile model, operating on average 14 hours per month. Brick and mortar drive thru will be in a high traffic volume locale, operating 420 hours per month.

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

CERTIFICATION

I, Logan Power, certify that:

1. the financial statements of Hillhouse Coffee & Lounge included in this Form are true and complete in all material respects; and
2. the tax return information of Hillhouse Coffee & Lounge included in this Form reflects accurately the information reported on the tax return for Hillhouse Coffee & Lounge filed for the fiscal year ended 12/31/2020.



X [signature]
Owner

THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**25,000**	**$250,000**	**$230,000**

Form **1125-A** (Rev. November 2018)
Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

► **Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.**
► **Go to *www.irs.gov/Form1125A* for the latest information.**

OMB No. 1545-0123

Name: HILLHOUSE COFFEE & LOUNGE LLC
Employer identification number: 85-1022588

1	Inventory at beginning of year	1	
2	Purchases	2	22,053.
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule)	5	
6	**Total.** Add lines 1 through 5	6	22,053.
7	Inventory at end of year	7	15,553.
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	8	6,500.

9 a Check all methods used for valuing closing inventory:
- (i) [X] Cost
- (ii) [ ] Lower of cost or market
- (iii) [ ] Other (Specify method used and attach explanation.) ►

b Check if there was a writedown of subnormal goods ► [ ]

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ► [ ]

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO | **9d** |

e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions [ ] Yes [X] No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation. [ ] Yes [X] No

BAA For Paperwork Reduction Act Notice, see instructions. Form **1125-A** (Rev. 11-2018)

THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**25,000**	**$250,000**	**$230,000**

Form 1065 (2020) HILLHOUSE COFFEE & LOUNGE LLC 85-1022588 Page 5

Analysis of Net Income (Loss)

1 Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13d, and 16p | 1 |

2 Analysis by partner type:	(i) Corporate	(ii) Individual (active)	(iii) Individual (passive)	(iv) Partnership	(v) Exempt Organization	(vi) Nominee/Other
a General partners						
b Limited partners						

Schedule L — Balance Sheets per Books

Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1 Cash				450.
2a Trade notes and accounts receivable				
b Less allowance for bad debts				
3 Inventories				15,553.
4 U.S. government obligations				
5 Tax-exempt securities				
6 Other current assets (attach stmt)				
7a Loans to partners (or persons related to partners)				
b Mortgage and real estate loans				
8 Other investments (attach stmt)				
9a Buildings and other depreciable assets			15,483.	
b Less accumulated depreciation			2,064.	13,419.
10a Depletable assets				
b Less accumulated depletion				
11 Land (net of any amortization)				
12a Intangible assets (amortizable only)				
b Less accumulated amortization				
13 Other assets (attach stmt)				
14 Total assets				29,422.
Liabilities and Capital				
15 Accounts payable				
16 Mortgages, notes, bonds payable in less than 1 year				
17 Other current liabilities (attach stmt) SEE ST 3				890.
18 All nonrecourse loans				
19a Loans from partners (or persons related to partners)				28,606.
b Mortgages, notes, bonds payable in 1 year or more				
20 Other liabilities (attach stmt)				
21 Partners' capital accounts				-74.
22 Total liabilities and capital				29,422.

Schedule M-1 — Reconciliation of Income (Loss) per Books With Income (Loss) per Return
Note: The partnership may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books	-174.	6 Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize): a Tax-exempt interest $	
2 Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize):		7 Deductions included on Schedule K, lines 1 through 13d, and 16p, not charged against book income this year (itemize): a Depreciation $	
3 Guaranteed payments (other than health insurance)			
4 Expenses recorded on books this year not included on Schedule K, lines 1 through 13d, and 16p (itemize): a Depreciation $ b Travel and entertainment $ 174.	174.	8 Add lines 6 and 7	
5 Add lines 1 through 4		9 Income (loss) (Analysis of Net Income (Loss), line 1). Subtract line 8 from line 5	0.

Schedule M-2 — Analysis of Partners' Capital Accounts

1 Balance at beginning of year	0.	6 Distributions: a Cash	
2 Capital contributed: a Cash	100.	b Property	
b Property		7 Other decreases (itemize):	
3 Net income (loss) per books	-174.		
4 Other increases (itemize):		8 Add lines 6 and 7	
5 Add lines 1 through 4	-74.	9 Balance at end of year. Subtract line 8 from line 5	-74.

BAA PTPA0134 09/03/20 Form 1065 (2020)

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

Form **1065** — U.S. Return of Partnership Income — For calendar year 2020, or tax year beginning 5/18, 2020, ending 12/31, 20 20. Go to www.irs.gov/Form1065 for instructions and the latest information. OMB No. 1545-0123. **2020**

Department of the Treasury Internal Revenue Service

A Principal business activity: ACCM & FOOD SVC
B Principal product or service: MOBILE FOOD SVC
C Business code number: 445299

Type or Print:
HILLHOUSE COFFEE & LOUNGE LLC
7756 E. MARQUISE DRIVE
TUCSON, AZ 85715

D Employer identification no.: 85-1022588
E Date business started: 6/10/2020
F Total assets (see instructions): $ 0.

G Check applicable boxes: (1) [X] Initial return (2) [ ] Final return (3) [ ] Name change (4) [ ] Address change (5) [ ] Amended return
H Check accounting method: (1) [X] Cash (2) [ ] Accrual (3) [ ] Other (specify)
I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year
J Check if Schedules C and M-3 are attached.
K Check if partnership: (1) [ ] Aggregated activities for section 465 at-risk purposes (2) [ ] Grouped activities for section 469 passive activity purposes

Caution: Include only trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.

Income

1a	Gross receipts or sales	1a	15,743.
1b	Returns and allowances	1b	
1c	Balance. Subtract line 1b from line 1a	1c	15,743.
2	Cost of goods sold (attach Form 1125-A)	2	6,500.
3	Gross profit. Subtract line 2 from line 1c	3	9,243.
4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)	4	
5	Net farm profit (loss) (attach Schedule F (Form 1040))	5	
6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)	6	
7	Other income (loss) (attach statement)	7	
8	Total income (loss). Combine lines 3 through 7	8	9,243.

Deductions (see instructions for limitations)

9	Salaries and wages (other than to partners) (less employment credits)	9	
10	Guaranteed payments to partners	10	
11	Repairs and maintenance	11	
12	Bad debts	12	
13	Rent	13	
14	Taxes and licenses. SEE STATEMENT 1	14	601.
15	Interest (see instructions)	15	
16a	Depreciation (if required, attach Form 4562)	16a	2,064.
16b	Less depreciation reported on Form 1125-A and elsewhere on return	16b	
16c		16c	2,064.
17	Depletion (Do not deduct oil and gas depletion.)	17	
18	Retirement plans, etc.	18	
19	Employee benefit programs	19	
20	Other deductions (att stmt). SEE STATEMENT 2	20	6,578.
21	Total deductions. Add the amounts shown in the far right column for lines 9 through 20	21	9,243.
22	Ordinary business income (loss). Subtract line 21 from line 8	22	

Tax and Payment

23	Interest due under the look-back method — completed long-term contracts (attach Form 8697)	23	
24	Interest due under the look-back method — income forecast method (attach Form 8866)	24	
25	BBA AAR imputed underpayment (see instructions)	25	
26	Other taxes (see instructions)	26	
27	Total balance due. Add lines 23 through 26	27	
28	Payment (see instructions)	28	
29	Amount owed. If line 28 is smaller than line 27, enter amount owed	29	
30	Overpayment. If line 28 is larger than line 27, enter overpayment	30	

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than partner or limited liability company member) is based on all information of which preparer has any knowledge.

TAXPAYER'S COPY

Sign Here — Signature of partner or limited liability company member — Date

May the IRS discuss this return with the preparer shown below? See instructions. [X] Yes [ ] No

Paid Preparer Use Only:
Print/Type preparer's name: MICHAEL C. FLOWERS, CPA
Preparer's signature:
Date:
Check [ ] if self-employed
PTIN: P00057213
Firm's name: FLOWERS, RIEGER & ASSOC., PLLC
Firm's EIN: 86-0843478
Firm's address: 6125 EAST GRANT ROAD, TUCSON, AZ 85712
Phone no.: (520) 327-8706

BAA For Paperwork Reduction Act Notice, see separate instructions.
PTPA0105 09/03/20
Form **1065** (2020)

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

Profit and Loss

All Dates

	TOTAL
Income	
Sales	19,540.80
Square Income	12,227.80
Square Tip Income	60.44
Total Income	**$31,829.04**
Cost of Goods Sold	
Cost of Goods Sold	7,251.70
Shipping	220.94
Total Cost of Goods Sold	**$7,472.64**
GROSS PROFIT	$24,356.40
Expenses	
Advertising & Marketing	2,355.41
Bank Charges & Fees	210.01
Car & Truck	1,608.32
Insurance	2,802.00
Job Supplies	333.98
Meals & Entertainment	348.25
Office Supplies & Software	1,190.01
Square Fees	428.46
Taxes & Licenses	601.00
Uncategorized Expense	14.51
Total Expenses	**$9,891.95**
NET OPERATING INCOME	$14,464.45
Other Expenses	
Depreciation	2,064.00
Total Other Expenses	**$2,064.00**
NET OTHER INCOME	$ -2,064.00
NET INCOME	$12,400.45

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

HillHouse Coffee

Balance Sheet
All Dates

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk - 9232 (9232)	13,551.25
Total Bank Accounts	**$13,551.25**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	15,553.13
Uncategorized Asset	0.00
Undeposited Funds	1,547.72
Total Other Current Assets	**$17,100.85**
Total Current Assets	**$30,652.10**
Fixed Assets	
Accumulated Depreciation	-2,064.00
Coffee Truck	15,483.00
Total Fixed Assets	**$13,419.00**
TOTAL ASSETS	**$44,071.10**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Arizona Department of Revenue Payable	754.73
Sales Tax Payable	890.15
Square Tips	1,319.64
Total Other Current Liabilities	**$2,964.52**
Total Current Liabilities	**$2,964.52**
Long-Term Liabilities	
Partner Loans	
Via - David Haberman	12,255.13
Via Dan Johnson	8,621.00
Via Jeannie Haberman	7,730.00
Total Partner Loans	**28,606.13**
Total Long-Term Liabilities	**$28,606.13**
Total Liabilities	**$31,570.65**
Equity	
Owner's Investment	100.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	
Net Income	12,400.45
Total Equity	**$12,500.45**
TOTAL LIABILITIES AND EQUITY	**$44,071.10**

THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

Hillhouse Coffee		Income Statement	
		For the Year Ending [Dec 31, 2020]	
Revenue		**2020**	**2019**
	Sales revenue	15,743	0
	(Less sales returns and allowances)	0	0
	Service revenue	0	0
	Interest revenue	0	0
	Other revenue	0	0
Total Revenues		**15,743**	**0**
Expenses			
	Advertising	2,142	
	Bad debt		
	Commissions		
	Cost of goods sold	6,500	
	Depreciation	2,064	
	Employee benefits		
	Furniture and equipment	1,348	
	Insurance	1,751	
	Interest expense		
	Maintenance and repairs		
	Office supplies	932	
	Payroll taxes	601	
	Rent		
	Research and development		
	Salaries and wages		
	Software		
	Travel		
	Utilities		
	Web hosting and domains		
	Other	579	
Total Expenses		**15,917**	**0**
	Net Income Before Taxes	(174)	0
	Income tax expense		
Income from Continuing Operations		**(174)**	**0**
Below-the-Line Items			
	Income from discontinued operations		
	Effect of accounting changes		
	Extraordinary items		
Net Income		**(174)**	**0**

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

(C) engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

COVID Relief Disclosures

Offering Maximum
In reliance on Reg. CF Rule 201(bb) of this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

ONGOING REPORTING

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: [Hillhousecoffee.com]

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 day.

EXHIBIT A:

THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

SAMPLE FORM OF CONVERTIBLE NOTE

THIS NOTE (the "SECURITIES") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND IS BEING OFFERED AND SOLD PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THIS SECURITY MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH OTHER LAWS.

Company: Hillhouse Coffee & Lounge

Maturity Date: December 31st, 2022

Principal Amount: $ _________

Interest Rate: 8%

Conversion upon maturity date or triggering event is at the issuer's option.

Upon conversion, the investor has the right to choose between the following options:

- **Cap:** $5,000,000

  -OR-

- **Discount:** 20%

In the event the investor does not respond to the company's conversion announcement within 30 days with an election of which option they want, the issuer reserves the right to elect an option for them.

[Hillhouse Coffee & Lounge LLC], a State of [Arizona] based [LLC] (the "Company') and any successor or resulting corporation by way of merger, consolidation, sale or exchange of all or substantially all of the assets or otherwise (the **"Company"**), for value received, hereby promises to pay to the Holder (as such term is hereinafter defined), or such other Person (as such term is hereinafteater defined) upon order of the Holder, on the Maturity Date, the Principal Amount (as such term is hereinafter defined), as such sum may be adjusted pursuant to Article 3, and to pay interest thereon from the Closing Date, at the rate [8%] per annum (the **"Note Interest Rate"**), payable at maturity. All interest payable on the Principal Amount of this Note shall be calculated on the basis of a 360-day year for the actual number of days elapsed. Payment of principal or interest of this Note shall be in cash or, at the option of the Company, in Securities of Common Stock of the Company as more fully set forth herein.

DEFINITIONS

Definitions. The terms defined in this Article whenever used in this Note have the following respective meanings:

"Affiliate" has the meaning ascribed to such term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

"Bankruptcy Code" means the United States Bankruptcy Code of 1986, as amended (11 U.S.C. §§ 101 et. Seq.).

"Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of [Arizona] are authorized or obligated to close.

"Capital Securities" means the Common Stock and any other Securities of any other class or series of capital stock, whether now or hereafter authorized and however designated, which have the right to participate in the distribution of earnings and assets (upon dissolution, liquidation or winding-up) of the Company.

"Common Securities" or **"Common Stock"** means Securities of the Company's Common Stock.

"Common Stock Issued at Conversion", when used with reference to the securities deliverable upon conversion of this Note, means all Common Securities now or hereafter outstanding and securities of any other class or series into which this Note hereafter shall have been changed or substituted, whether now or hereafter created and however designated.

"Conversion" or **"conversion"** means the repayment by the Company of the Principal Amount and interest of this Note by the delivery of Common Stock on the terms provided in Section 3.2, and **"convert,""converted,""convertible"** and like words shall have a corresponding meaning.

"Conversion Date" means any day on which all or any portion of the Principal Amount or interest of this Note is converted in accordance with the provisions hereof.

"Conversion Notice" means a written notice of conversion substantially in the form annexed hereto as Exhibit B.

"Conversion Ratio" on any date of determination means the applicable ratio for the conversion of this Note into Common Securities on such day as set forth in Section 3.1.

"Note" or **"Notes"** means this Convertible Note of the Company or such other convertible Note(s) exchanged therefor as provided in Section 2.1.

"Event of Default" has the meaning set forth in Section 6.1.

"Holder" means the person or entity to which this Note is issued, any successor thereto, or any Person to whom this Note is subsequently transferred in accordance with the provisions hereof.

 "Maximum Rate" has the meaning set forth in Section 6.3.

"Outstanding" when used with reference to Common Securities or Capital Securities (collectively, **"Securities"**) means, on any date of determination, all issued and outstanding Securities, and includes all such Securities issuable in respect of outstanding scrip or any certificates representing fractional interests in such Securities; provided, however, that any such Securities directly or indirectly owned or held by or for the account of the Company or any Subsidiary of the Company shall not be deemed **"Outstanding"** for purposes hereof.

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

"Person" means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof.

"Principal Amount" means, for any date of calculation, the principal sum set forth in the first paragraph of this Note.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as in effect at the time.

"Subsidiary" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by the Company.

All references to "cash" or "$" herein means currency of the United States of America.

ARTICLE 2
EXCHANGES, TRANSFER AND REPAYMENT

SECTION 2.1   Registration of Transfer of Notes. This Note, when presented for registration of transfer, shall (if so required by the Company) be duly endorsed, or be accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed, by the Holder duly authorized in writing.

SECTION 2.2   Loss, Theft, Destruction of Note. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor and unpaid Principal Amount dated as of the date hereof. This Note shall be held and owned upon the express condition that the provisions of this Section 2.2 are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Note and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

 SECTION 2.3   Who Deemed Absolute Owner. The Company may deem the Person in whose name this Note shall be registered upon the registry books of the Company to be, and may treat it as, the absolute owner of this Note (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account of the Principal Amount of this Note, for the conversion of this Note and for all other purposes, and the Company shall not be affected by any notice to the contrary. All such payments and such conversions shall be valid and effectual to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion or conversions so made.

SECTION 2.4   Repayment of Interest.   Interest shall accrue at the rate of eight percent 8% per annum payable in arrears at maturity.

SECTION 2.5   Repayment at Maturity. At the Maturity Date, the Company shall repay the outstanding Principal Amount plus accrued interest or, at the option of the Company, shall convert all or any portion of

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**25,000**	**$250,000**	**$230,000**

the outstanding Principal Amount of this Note and accrued and unpaid interest thereon, into Securities of the Company's common stock, as provided for herein.

SECTION 2.6   Buy-Back Option. In addition to the termination rights set forth in Exhibits A, B, and/or C, the Company may terminate this Agreement at any time after the first 180 days with or without cause, such termination right hereinafter referred to as the "Buy-Back Option"). In the event the Company exercises its Buy-Back Option pursuant to this Section 2.6, the Company shall make a one-time payment to the holder (such payment hereinafter referred to as the "Buy-Back Option Fee"). The Buy-Back Option Fee shall be an amount equal to the current value of the security (principal investment amount plus any interest accrued as of the execution date of the Buy-Back Option). In the event the Company exercises its Buy-Back Option, the agreement shall be considered complete.

ARTICLE 3
CONVERSION OF NOTE

SECTION 3.1   Conversion: Conversion Ratio: Valuation Event. At the option of the Company at maturity, this Note may be converted, either in whole or in part, up to the full Principal Amount plus accrued interest hereof into Common Securities (calculated as to each such conversion to the nearest whole share, at any time and from time to time on any Business Day, subject to compliance with Section 3.2.). In the event of any recapitalization or reorganization, the Conversion Ratio shall be adjusted accordingly.

SECTION 3.2   Exercise of Conversion Privilege. (a) Conversion of this Note shall be exercised, if offered by Company, at Maturity Date by telecopying an executed and completed Conversion Notice to the Holder (the "Conversion Date"). The Company shall convert this Note and issue the Common Stock Issued at Conversion in the manner provided below in this Section 3.2, and all voting and other rights associated with the beneficial ownership of the Common Stock Issued at Conversion shall vest with the Holder, effective as of the Conversion Date at the time specified in the Conversion Notice. The Conversion Notice also shall state the name or names (with addresses) of the persons who are to become the holders of the Common Stock Issued at Conversion in connection with such conversion. As promptly as practicable after the receipt of the Conversion Notice as aforesaid, the Company shall (i) issue the Common Stock Issued at Conversion in accordance with the provisions of this Article 3 and (ii) begin transmission of a certificate or certificate(s) representing the number of Common Securities to which the Holder is entitled by virtue of such conversion, and cash, as provided in Section 3.3, as applicable, representing the amount of accrued and unpaid interest on this Note as of the Conversion Date. Such conversion shall be deemed to have been effected at the time at which the Conversion Notice indicates, and at such time the rights of the Holder of this Note, as such (except if and to the extent that any Principal Amount thereof remains unconverted), shall cease and the Person and Persons in whose name or names the Common Stock Issued at Conversion shall be issuable shall be deemed to have become the holder or holders of record of the Common Securities represented thereby, and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons. The Conversion Notice shall constitute a contract between the Holder and the Company, whereby the Holder shall be deemed to subscribe for the number of Common Securities which it will be entitled to receive upon such conversion and, in payment and satisfaction of such subscription to surrender this Note and to release the Company from all liability thereon (except if and to the extent that any Principal Amount thereof remains unconverted).

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

SECTION 3.3   Fractional Securities. No fractional Common Securities or scrip representing fractional Common Securities shall be delivered upon conversion of this Note. Instead of any fractional Common Securities which otherwise would be delivered upon conversion of this Note, the Company shall round up to the next whole share. No cash payment of less than $1.00 shall be required to be given unless specifically requested by the Holder.

SECTION 3.4   Adjustments. The Conversion Ratio and the number of Securities deliverable upon conversion of this Note are subject to adjustment from time to time as follows:

Reclassification. Etc. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another entity (where the Company is not the survivor or where there is a change in or distribution with respect to the Common Stock of the Company), sell, convey, transfer or otherwise dispose of all or substantially all its property, assets or business to another Person, or effectuate a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of (each, a **"Fundamental Corporate Change"**) and, pursuant to the terms of such Fundamental Corporate Change, Securities of common stock of the successor or acquiring corporation, or any cash, Securities of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation (**"Other Property"**) are to be received by or distributed to the holders of Common Stock of the Company, then the Holder of this Note shall have the right thereafter, at its sole option, to (a) receive the number of Securities of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property as is receivable upon or as a result ofsuch Fundamental Corporate Change by a holder of the number of Securities of Common Stock into which the outstanding portion of this Note may be converted at the Conversion Ratio applicable immediately prior to such Fundamental Corporate Change or (c) require the Company, or such successor, resulting or purchasing corporation, as the case may be, to, without benefit of any additional consideration therefor, execute and deliver to the Holder a Note with substantial identical rights, privileges, powers, restrictions and other terms as this Note in an amount equal to the amount outstanding under this Note immediately prior to such Fundamental Corporate Change. For purposes hereof, **"common stock of the successor or acquiring corporation"** shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to prepayment and shall also include any evidences of indebtedness, Securities of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions shall similarly apply to successive Fundamental Corporate Changes.

SECTION 3.5   Surrender of Notes. Upon any redemption of this Note or upon maturity, the Holder shall either deliver this Note by hand to the Company at its principal executive offices or surrender the same to the Company at such address by nationally recognized overnight courier. Payment of the redemption price or the amount due on maturity shall be made by the Company to the Holder against receipt of this Note (unless converted and paid in common stock) by wire transfer of immediately available funds to such account(s) as the Holder shall specify by written notice to the Company (if the Company has not elected to pay this Note with Securities of its Common Stock.

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

ARTICLE 4
STATUS: RESTRICTIONS ON TRANSFER

SECTION 4.1   Status of Note. This Note constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms subject, as to enforceability, to general principles of equity and to principles of bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and remedies generally.

SECTION 4.2   Restrictions on Transfer. This Note, and any Common Securities deliverable upon the conversion hereof, have not been registered under the Securities Act. The Holder by accepting this Note agrees that this Note and the Securities of Common Stock to be acquired as interest on and upon conversion of this Note may not be assigned or otherwise transferred unless and until (i) the Company has received the opinion of counsel for the Holder that this Note or such Securities may be sold pursuant to an exemption from registration under the Securities Act or (ii) a registration statement relating to this Note or such Securities has been filed by the Company and declared effective by the SEC.

Each certificate for Securities of Common Stock deliverable by hereunder shall bear a legend as follows unless and until such securities have been sold pursuant to an effective registration statement under the Securities Act:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered for sale, sold or otherwise transferred except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an exemption from registration under the Securities Act in respect of which the issuer of this certificate has received an opinion of counsel satisfactory to the issuer of this certificate to such effect. Copies of the agreement covering both the purchase of the securities and restrictions on their transfer may be obtained at no cost by written request made by the holder of record of this certificate to the Secretary of the issuer of this certificate at the principal executive offices of the issuer of this certificate."

ARTICLE V.
COVENANTS

SECTION 5.1   Compliance with Laws. So long as this Note shall be outstanding, the Company shall comply with all applicable laws, ordinances, rules, regulations and requirements of governmental authorities, except for such noncompliance which would not have a material adverse effect on the business, properties, prospects, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries.

SECTION 5.2   Inspection of Property, Books and Records. So long as this Note shall be outstanding, the Company shall keep proper books of record and account in which full, true and correct entries shall be made of all material dealings and transactions in relation to its business and activities and shall permit representatives of the Holder at the Holder's expense to visit and inspect any of its respective properties, to examine and make abstracts from any of its respective books and records, not reasonably deemed confidential by the Company, and to discuss its respective affairs, finances and accounts with its respective officers and independent public accountants, all at such reasonable times and as often as may reasonably be desired.

FP: truCrowd

hillhouse coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**25,000**	**$250,000**	**$230,000**

ARTICLE VI.
EVENTS OF DEFAULT; REMEDIES

SECTION 6.1 Events of Default. **"Event of Default"** wherever used herein means any one of the following events:

A. The Company shall default in the payment of principal or interest on this Note as and when the same shall be due and payable and, such default shall continue for ten (10) Business Days after the date such payment was due, or the Company shall fail to perform or observe any other covenant, agreement, term, provision, undertaking or commitment under this Note, and such default shall continue for a period of ten (10) Business Days after the delivery to the Company of written notice that the Company is in default hereunder or thereunder;

B. Any of the representations or warranties made by the Company herein, shall be false or misleading in a material respect on the Closing Date;

C (i)The Company or any Subsidiary admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (ii.) institutes or has instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent, (iii.) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors or (iv) the entry of an order for relief or the appointment of a receiver, trustee or other similar person for it or for any substantial part of its properties and assets, and in the case of any such official proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of sixty (60) calendar days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs or (v) takes any corporate action to authorize any of the above actions;

D. The entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under the Bankruptcy Code or any other applicable Federal or state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and any such decree or order continues and is unstayed and in effect for a period of sixty (60) calendar days;

E. The institution by the Company or any Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Code or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as and when they become due, or the taking of corporate action by the Company in furtherance of any such action;

F. A final judgment or final judgments for the payment of money shall have been entered by any court or courts of competent jurisdiction against the Company and remains undischarged for a period (during which execution shall be effectively stayed) of thirty (30) days, provided that the aggregate amount of all such judgments at any time outstanding (to the extent not paid or to be paid, as evidenced by a

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

written communication to that effect from the applicable insurer, by insurance) exceeds One Hundred Thousand Dollars ($100,000); or

G. It becomes unlawful for the Company to perform or comply with its obligations under this Note in any respect;

SECTION 6.2   Acceleration of Maturity; Rescission and Annulment. If an Event of Default occurs and is continuing, then and in every such case the Holder may, by a notice in writing to the Company, rescind any outstanding Conversion Notice and declare that all amounts owing or otherwise outstanding under this Note are immediately due and payable and upon any such declaration this Note shall become immediately due and payable in cash or common stock together with all accrued and unpaid interest thereon at the option of the Holder.

SECTION 6.3   Maximum Interest Rate. In the event of a Default, the Default Interest Rate shall be 8% per annum. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate as provided for herein shall exceed the maximum lawful rate which may be contracted for, charged, taken or received by the Holder in accordance with any applicable law (the **"Maximum Rate"**), the rate of interest applicable to this Note shall be limited to the Maximum Rate. To the greatest extent permitted under applicable law, the Company hereby waives and agrees not to allege or claim that any provisions of this Note could give rise to or result in any actual or potential violation of any applicable usury laws.

 SECTION 6.4   Remedies Not Waived. No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by the Holder.

SECTION 6.5 Remedies. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Note will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Note, that the Holder shall be entitled to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

ARTICLE VII.
MISCELLANEOUS

SECTION 7.1   Notice of Certain Events. In the case of the occurrence of any event described in Section 3.4 of this Note, the Company shall cause to be mailed to the Holder of this Note at its last address as it appears in the Company's security registry, at least twenty (20) days prior to the applicable record, effective or expiration date hereinafter specified (or, if such twenty (20) days' notice is not possible, at the earliest possible date prior to any such record, effective or expiration date), a notice thereof, including, if applicable, a statement of (1) the date on which a record is to be taken for the purpose of such dividend, distribution, issuance or granting of rights, options or warrants, or if a record is not to be taken, the date as of which the holders of record of Common Stock to be entitled to such dividend, distribution, issuance or granting of rights, options or warrants are to be determined or (2) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of record of Common Stock will be entitled to exchange

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

their Securities for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale transfer, dissolution, liquidation or winding-up.

SECTION 7.2   Withholding. To the extent required by applicable law, the Company may withhold amounts for or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Company from any payments made pursuant to this Note.

SECTION 7.3   Transmittal of Notices. Except as may be otherwise provided herein, any notice or other communication or delivery required or permitted hereunder shall be in writing and shall be delivered personally, or sent by telecopier machine or by a nationally recognized overnight courier service, and shall be deemed given when so delivered personally, or by telecopier machine or overnight courier to the Company at its principal place of business or to the Holder as indicated on the Subscription Agreement.
Each Holder or the Company may change the foregoing address by notice given pursuant to this Section 7.3.

SECTION 7.4   Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of [Arizona] (without giving effect to conflicts of laws principles). With respect to any suit, action or proceedings relating to this Note, the Company irrevocably submits to the exclusive jurisdiction of the courts of the State of [Arizona] sitting in [Pima] County and the United States District Court located in [Pima] County, [Arizona], and hereby waives, to the fullest extent permitted by applicable law, any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Subject to applicable law, the Company agrees that final judgment against it in any legal action or proceeding arising out of or relating to this Note shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which judgment shall be conclusive evidence thereof and the amount of its indebtedness, or by such other means provided by law.

 SECTION 7.5 Waiver of Jury Trial. To the fullest extent permitted by law, each of the parties hereto hereby knowingly, voluntarily and intentionally waives its respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any other document or any dealings between them relating to the subject matter of this Note and other documents. Each party hereto (i) certifies that neither of their respective representatives, agents or attorneys has represented, expressly or otherwise, that such party would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that it has been induced to enter into this Note by, among other things, the mutual waivers and certifications herein.

SECTION 7.6 Headings. The headings of the Articles and Sections of this Note are inserted for convenience only and do not constitute a part of this Note.

SECTION 7.7 Payment Dates. Whenever any payment hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

SECTION 7.8 Binding Effect. Each Holder by accepting this Note agrees to be bound by and comply with the terms and provisions of this Note.

SECTION 7.9 No Stockholder Rights. Except as otherwise provided herein, this Note shall not entitle the Holder to any of the rights of a stockholder of the Company, including, without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into Securities of Common Stock in accordance with the terms hereof.

hillhouse
coffee
THE COLD ROAST COMPANY

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its duly authorized officer on the date of this Note.

[Hillhouse Coffee & Lounge]

By: _____

    [Logan Daniel Power]

Title: [Owner]

COUNTERPART SIGNATURE PAGE TO FORM OF PROMISSORY NOTE
The undersigned desires to loan the Company the Principal Amount shown and indicated on the Subscription Page. The Subscription Page is attached hereto but *not* incorporated herein. The undersigned agrees to abide by all the terms and conditions of the Note as reflected in the Form of Note purchased by the undersigned hereby.

IN WITNESS WHEREOF, the undersigned has executed this counterpart signature page to the Form of the Note as of the last date written below.

Date: _____ Signature: _____

Name: _____

Title: _____

Second signatory if applicable

Date: _____ By: _____

Name: _____

Title: _____

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

EXHIBIT B
SAMPLE NOTE CONVERSION NOTICE
FOR COMMON STOCK

TO: [Holder name]

FROM: [Hillhouse Coffee & Lounge] (the **"Company"**)

The undersigned hereby irrevocably exercises its option to convert $_____ Principal Amount and $_____ Interest of the Note into _____ Securities of Common Stock in accordance with the terms of the Note at the Conversion Ratio then in effect.

The number of Securities of common stock to be received on conversion is calculated as follows:

_____

The Common Stock and certificates therefor deliverable upon conversion, the Note reissued in the Principal Amount not being surrendered for conversion hereby, [the check or Securities of Common Stock in payment of the accrued and unpaid interest thereon to the date of this Notice,] shall be registered in the name of and/or delivered to the name set forth below unless a different name has been provided to the Company. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Note. The conversion pursuant hereto shall be deemed to have been effected at the date and time specified below, and at such time the rights of the Holder of the Principal Amount of the Note set forth above shall cease and the Person or Persons in whose name or names the Common Stock Issued at Conversion shall be registered shall be deemed to have become the holder or holders of record of the Common Securities represented thereby and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons.

Date and time: _____
By: _____
Title: _____
Fill in for registration of Note:
Please print name and address:

_____
(including ZIP code number)

Upon conversion, the investor has the right to choose between the following options:

- **Cap:** $5,000,000

  -OR-

- **Discount:** 20%

In the event the investor does not respond to the company's conversion announcement within 30 days with an election of which option they want, the issuer reserves the right to elect an option for them.

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

EXHIBIT C
SUBSCRIPTION AGREEMENT

The undersigned (hereinafter "**Subscriber**") hereby confirms his/her/its subscription for the purchase of an [Hillhouse Coffee & Lounge] (the "Company", "we" "our") Convertible Note (the "**Note**" or the "Securities") in an amount as more fully set forth on the Signature Page.

In connection with this subscription, Subscriber and the Company agree as follows:

1.   Purchase and Sale of the Note.

(a)   The Company hereby agrees to issue and to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, a Note for the aggregate subscription amount set forth on the signature page hereto. The Subscriber understands that this subscription is not binding upon the Company until it is accepted by the Company. The Subscriber acknowledges and understands that acceptance of this Subscription will be made only by a duly authorized representative of the Company executing and mailing or otherwise delivering to the Subscriber at the Subscriber's address set forth herein, a counterpart copy of the signature page to this Subscription Agreement indicating the Company's acceptance of this Subscription. The Company reserves the right, in its sole discretion for any reason whatsoever, to accept or reject this subscription in whole or in part. Following the acceptance of this Subscription Agreement by the Company, the Company shall issue and deliver to Subscriber the Note subscribed for hereunder against payment in U.S. Dollars of the Purchase Price (as defined below). If this subscription is rejected, the Company and the Subscriber shall thereafter have no further rights or obligations to each other under or in connection with this Subscription Agreement. If this subscription is not accepted by the Company, this subscription shall be deemed rejected.

(b)   Subscriber has hereby delivered and paid concurrently herewith the aggregate purchase price for the Note set forth on the signature page hereof in an amount required to purchase and pay for the Note subscribed for hereunder (the "**Purchase Price**"), which amount has been paid in U.S. Dollars by wire transfer or check, subject to collection, to the order of Prime Trust, LLC as the Escrow Agent for [Hillhouse Coffee & Lounge]

2.   Representations and Warranties of Subscriber. Subscriber represents and warrants to the Company as follows:

(a)   Subscriber acknowledges that the proceeds from the sale of the Note will be used to enter into the cannabis industry and that cannabis remains a controlled substance under federal law and that the cultivation, possession of distribution of cannabis is a felony.

(b)   Subscriber acknowledges that the Company has never generated revenues and that there is a substantial risk that the Company will default on its obligations under the Convertible Note (the "Note").

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

(c)   Subscriber acknowledge that neither the Note nor the Securities of common stock that may be received on conversion of the Note will be registered under the Act on the ground that the issuance thereof is exempt under either Regulation D and/or Section 4(2) of the Act as a transaction by an issuer not involving any public offering.

(d)   Subscriber is purchasing the Note subscribed for hereby for investment purposes and not with a view to distribution or resale.

(e)   Subscriber acknowledges that there is no market for the Company's Note or the Securities of common stock that may be issued on conversion. As a result, the Securities must be held indefinitely.

(e)   Subscriber acknowledges that Subscriber has had the opportunity to ask questions of, and receive answers from the Company or any authorized person acting on its behalf concerning the Company and its business and to obtain any additional information, to the extent possessed by the Company (or to the extent it could have been acquired by the Company without unreasonable effort or expense) necessary to verify the accuracy of the information received by Subscriber. The Subscriber has had the opportunity to discuss the Company's business, management and financial affairs with the Company's management or any authorized person acting on its behalf. Subscriber has received and reviewed all the information concerning the Company both written and oral, that Subscriber desires. Without limiting the generality of the foregoing, Subscriber has been furnished with or has had the opportunity to acquire, and to review: all information that Subscriber desires with respect to the Company's business, management, financial affairs and prospects.

(f)   Subscriber acknowledges that the Subscriber has reviewed the Company's information as provided. That the Company is a new company with limited assets.

(g)   Subscriber has all requisite legal and other power and authority to execute and deliver this Subscription Agreement and to carry out and perform Subscriber's obligations under the terms of this Subscription Agreement.

(h)   Subscriber has carefully considered and has discussed with the Subscriber's legal, tax, accounting and financial advisors, to the extent the Subscriber has deemed necessary, the suitability of this investment and the transactions contemplated by this Subscription Agreement for the Subscriber's particular federal, state, local and foreign tax and financial situation and has independently determined that this investment and the transactions contemplated by this Subscription Agreement are a suitable investment for the Subscriber. Subscriber has relied solely on such advisors and not on any statements or representations of the Company or any of its agents.

(i)   Subscriber acknowledges that an investment in the Securities is speculative and involves a high degree of risk and that Subscriber can bear the economic risk of the purchase of the Securities, including a total loss of his/her/its investment.

FP: truCrowd

hill house
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

(j)   Subscriber acknowledges that no federal, state or foreign agency has recommended or endorsed the purchase of the Securities.

(k)   Subscriber acknowledges that the Securities are and will be, when issued, "restricted securities" as that term is defined in Rule 144 of the general rules and regulations under the Act.

(l)   Subscriber understands that any and all certificates representing the Note or any securities that may be issued upon the conversion of the Note, and any and all securities issued in replacement thereof or in exchange therefore shall bear the following legend or one substantially similar thereto, which Subscriber has read and understands:

(m)   Subscriber represents that: (i) Subscriber is able to bear the economic risks of an investment in the Securities and to afford a complete loss of the investment, and (ii) (A) Subscriber could be reasonably assumed to have the ability and capacity to protect his/her/its interests in connection with this subscription; or (B) Subscriber has a pre-existing personal or business relationship with either the Company or any affiliate thereof of such duration and nature as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of the Company or such affiliate and is otherwise personally qualified to evaluate and assess the risks, nature and other aspects of this subscription.

(n)   Subscriber acknowledges that no warranties nor guarantees have been made in connection with the purchase of the Note.

3.   Representations and Warranties of the Company. The Company represents and warrants to Subscriber as follows:

(a)   The Company is duly organized and validly exists as a corporation in good standing under the laws of the State of [Arizona].

(b)   The Company has all such corporate power and authority to enter into, deliver and perform this Subscription Agreement.

(c)   All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Subscription Agreement by the Company, and the issuance and sale of the Securities to be sold by the Company pursuant to this Subscription Agreement. This Subscription Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

4.　　Indemnification. Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, employees, shareholders, agents, attorneys, representatives and affiliates, and any person acting for or on behalf of the Company from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees and disbursements) which any of them may incur by reason of the failure by Subscriber to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any breach of the representations and warranties made by Subscriber herein, or in any other document provided by Subscriber to the Company in connection with this investment. All representations, warranties and covenants of each of Subscriber and the Company contained herein shall survive the acceptance of this subscription and the Closings.

5.　　Compliance with Laws and Other Instruments. The signature and delivery of the Subscription Documents, the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions of the Memorandum, the Form of Note, and the Subscription Documents, and the performance of the Subscriber's obligations hereunder and thereunder will not conflict with, or result in any violation of or default under, any other instrument to which Subscriber is a party or by which the Subscriber or any of the Subscriber's properties are bound or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Subscriber or the Subscriber's properties.

6.　　Update of Representations and Warranties; Reliance by the Company. All information

Subscriber has provided or will provide to the Company regarding the Subscription Documents is true, correct and complete as of the date of execution of this Agreement and as of the date of Closing. Subscriber will promptly provide to the Company written notice of any material changes to information provided to the Company. Subscriber acknowledges and understands the Company will rely on the representations and warranties contained in this Agreement to determine the applicability of certain securities laws, the suitability of Subscriber as an investor in the Company, and for certain other purposes.

7.　　Tax Considerations. The Subscriber is not relying on the Company, its managers, or professional advisers regarding tax considerations involved in an investment in the Notes. Subscriber understands and acknowledges that there are no assurances as to the tax results of this Agreement. SUBSCRIBER HAS HAD THE OPPORTUNITY TO CONSULT WITH SUBSCRIBER'S OWN LEGAL, ACCOUNTING, TAX, INVESTMENT AND OTHER ADVISERS WITH RESPECT TO THE TAX TREATMENT OF AN INVESTMENT IN THE NOTES AND THE MERITS AND RISKS OF AN INVESTMENT IN THE NOTES.

8.　　Miscellaneous.

(a)　　Subscriber agrees not to transfer or assign this Subscription Agreement or any of Subscriber's interest herein and further agrees that the transfer or assignment of the Securities acquired pursuant hereto shall be made only in accordance with all applicable laws.

FP: truCrowd

hill house
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

(b)   Subscriber agrees that Subscriber cannot cancel, terminate, or revoke this Subscription Agreement or any agreement of Subscriber made hereunder, and this Subscription Agreement shall survive the death or legal disability of Subscriber and shall be binding upon Subscriber's heirs, executors, administrators, successors, and permitted assigns.

(c)   Subscriber has read and has accurately completed this entire Subscription Agreement.

(d)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or waived only by a written instrument signed by all parties.

(e)   Subscriber acknowledges that it has been advised and has had the opportunity to consult with Subscriber's own attorney regarding this subscription and Subscriber has done so to the extent that Subscriber deems appropriate.

(f)   Any notice or other document required or permitted to be given or delivered to the parties hereto shall be in writing and sent: (i) by fax if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid) or (c) by a recognized overnight delivery service (with charges prepaid) to the mailing address of the Company or if to the Subscriber, at its address set forth on the signature page to this Subscription Agreement, or such other address as Subscriber or the Company shall have specified in writing. .

 (g)   Failure of the Company to exercise any right or remedy under this Subscription Agreement or any other agreement between the Company and the Subscriber, or otherwise, or any delay by the Company in exercising such right or remedy, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

(h)   This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of [Arizona], as such laws are applied by the [Arizona] courts except with respect to the conflicts of law provisions thereof, and shall be binding upon the Subscriber and the Subscriber's heirs, estate, legal representatives, successors and permitted assigns and shall inure to the benefit of the Company, and its successors and assigns.

(i)   Any legal suit, action or proceeding arising out of or relating to this Subscription Agreement or the transactions contemplated hereby shall be instituted exclusively in the Circuit Court in and for [Pima], [Arizona]. The parties hereto hereby: (i) waive any objection which they may now have or hereafter have to the venue of any such suit, action or proceeding, and (ii) irrevocably consent to the jurisdiction of the Circuit Court in and for [Pima] County, [Arizona].

(j)   If any provision of this Subscription Agreement is held to be invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed modified to

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provisions hereof.

(k)   The parties understand and agree that money damages would not be a sufficient remedy for any breach of this Subscription Agreement by the Company or the Subscriber and that the party against which such breach is committed shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for any such breach, without the necessity of establishing irreparable harm or posting a bond therefor. Such remedies shall not be deemed to be the exclusive remedies for a breach by either party of this Subscription Agreement but shall be in addition to all other remedies available at law or equity to the party against which such breach is committed.

(l)   This Agreement may be amended, and the observance of any provision may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each party to be bound by such an amendment or waiver. No provision of this Agreement will be deemed to have been waived unless a waiver is contained in a written notice given to the party claiming waiver has occurred, and no waiver shall be deemed to be a waiver of any other or further obligation or liability of the party in whose favor the waiver was given. It is understood that this Agreement is not binding on the Company until the Company accepts it, which acceptance is at the sole discretion of the Company and shall be noted by execution of this Agreement where indicated. Subscriber hereby acknowledges that this Agreement may not be revoked by the Subscriber. Subscriber agrees that if this Agreement is accepted, Subscriber shall, and Subscriber hereby elects to, execute any and all further documents necessary in connection with this Agreement.

(m)   All representations and warranties contained in this Agreement or made in writing by Subscriber or by the Company in connection with this Agreement or the Subscription Documents will survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Company or Subscriber, and the issuance and sale of the Notes.

(n)   This Agreement and the representations and warranties contained herein will be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of Subscriber and the Company.

(o)   Whenever notice is required or permitted by this Agreement to be given, it shall be in writing. When notice is given to Subscriber, it shall be pursuant to the instructions set forth in Subscriber's Notification Information Page or to an update thereto as Subscriber shall provide to the Company in writing. When notice is given to the Company, it shall be sent to [Hillhouse Coffee & Lounge] at [7756 E Marquise Dr Tucson, AZ 85715] or to another address as the Company shall provide to the Subscriber in writing. Electronic mail is permitted as a means to give notice. Notice given by electronic mail shall be effective upon receipt, if confirmed. Notice given by mail or personal delivery shall be effective upon delivery. Notices received on non–business days in the jurisdiction of the addressee are not deemed effective until the next

FP: truCrowd

hillhouse
coffee
THE COLD ROAST COMPANY

Hillhouse Coffee & Lounge, LLC
7756 E Marquise Dr
Tucson AZ, 85715
(520)833-6531

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

business day. A copy of all notices sent to the Company shall be delivered with an email copy to [Logan@hillhousecoffee.com].

(p)   Subscriber irrevocably constitutes and appoints the Company's manager with full power of substitution, as the undersigned's true and lawful representative and attorney-in fact for the undersigned with respect to the Company and the Notes, granting unto such attorney-in-fact full power and authority on behalf and in the name, place and stead of the Subscriber to make, execute, acknowledge, deliver, answer to, file and record in all necessary or appropriate places any documents, tax elections, certificates or instruments which may be considered necessary or desirable by the Company to carry out fully the provisions of this Agreement and the Memorandum. The foregoing is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, incompetence or incapacity of Subscriber. Subscriber hereby agrees to be bound by all of the actions of the Company's manager as attorney-in-fact and irrevocably waives any and all defenses which may be available to the Subscriber to contest, negate or disaffirm the actions of the Company's manager or officers, or successors under this Power of Attorney, and hereby ratifies and confirms all acts which said attorney-in-fact may take as attorney-in-fact hereunder in all respects, as though performed by the Subscriber.

(q)   All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, singular or plural, as identity of the person or persons may require.

(r)   This Subscription Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Signature Page to Follow:

hillhouse
THE COLD ROAST COMPANY

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	25,000	$250,000	$230,000

IN WITNESS WHEREOF, Subscriber has caused this Subscription Agreement to be executed as of the date indicated below.

$_____

Purchase Price

_____   _____

Print or Type Name   Print or Type Name (Joint-owner)

_____   _____

Signature   Signature (Joint-owner)

_____   _____

Date   Date (Joint-owner)

Acceptance:

IN WITNESS WHEREOF, the Company has caused this Subscription Agreement to be executed, and the foregoing subscription accepted, as of the date indicated below, as to an aggregate of $_____ of the Company's Note.

[Hillhouse Coffee & Lounge]

By: _____